UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CDEX Inc.
(Name of Issuer)

Class A Common Stock, par value $.005 per share
 (Title of Class of Securities)

12507E 201
 (CUSIP Number)

November 7, 2012
(Date of Event Which Requires Filing of This Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

 ☐ Rule 13d-1(b)
 ☒ Rule 13d-1(c)
 ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12507E 201

1. NAME OF REPORTING PERSON

PEMCO LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5-8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

5. SOLE VOTING POWER None
6. SHARED VOTING POWER 6,873,397
7. SOLE DISPOSITIVE POWER None
8. SHARED DISPOSITIVE POWER 6,873,397

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,873,397

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.9%

12.   TYPE OF REPORTING PERSON

CO

CUSIP NO. 12507E 201

1. NAME OF REPORTING PERSON

Joseph L. Motta

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

5-8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

5. SOLE VOTING POWER None
6. SHARED VOTING POWER 6,873,397
7. SOLE DISPOSITIVE POWER None
8. SHARED DISPOSITIVE POWER 6,873,397

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,873,397

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.9%

12.   TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

Item 1.

 (a)  Name of Issuer:

CDEX Inc.

(b)  Address of Issuer's Principal Executive Offices:

4555 South Palo Verde Road, Suite 123
Tucson, Arizona, 85714

Item 2.

(a)  Names of Persons Filing:

PEMCO LLC
Joseph L. Motta

(b)  Address of Principal Business Office or, if none, Residence:

32818 Walker Road, #295
Avon Lake, OH   44012

(c)  Citizenship:

PEMCO LLC: Delaware
Joseph L. Motta: USA

 (d)  Title of Class of Securities:

Class A Common Stock, par value $.005 per share

 (e)  CUSIP Number:

12507E 201

Item 3.

N/A

Item 4.  Ownership.

(a)	Amount beneficially owned:

6,873,397

(b)   Percent of Class: 9.9%

(c)   Number of shares as to which such persons have:

(i)  sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)  shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)  sole power to dispose of or to direct the disposition of: See Item 7 of Cover Pages

(iv)  shared power to dispose of or direct the disposition of: See Item 8 of Cover Pages

Item 5.   Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

 None.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25, 2013

/s/ Joseph L. Motta

Joseph L. Motta

PEMCO LLC

By:	/s/ Joseph L. Motta
Name: Joseph L. Motta
Title: Manager

EXHIBIT A

MEMBERS OF GROUP

PEMCO LLC

Joseph L. Motta

A-1